                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                (Amendment No. 2)


                                   Andal Corp.
                              (Name of the Issuer)
                                   Andal Corp.
                            Cafco Holding Corporation
                                Andrew J. Frankel
                                  Alan N. Cohen
                      (Name of Person(s) Filing Statement)

                      Common Stock, par value $20 per share
                         (Title of Class of Securities)

                                   636632-10-1
                      (CUSIP Number of Class of Securities)

                               Roy M. Korins, Esq.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c. |_| A tender offer.

         d. |_| None of the above.

         Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: |X|

             Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:         $522.18
Form or Registration No.:       Schedule 14C
Filing Party:                   Andal Corp.
Date Filed:                     Contemporaneously with this Schedule 13E-3.


                               Page 1 of 21 Pages

                                                                      Appendix A

                             Cross Reference Sheet*

Caption in Schedule 13E-3                                    Caption in Information Statement
-------------------------                                    --------------------------------

Issuer and Class of Security Subject to the                  General Information, Summary; The Merger
Transaction
Identity and Background                                      Certain Relationships and Related
                                                             Transactions; The Merger
Past Contracts, Transactions and Negotiations                Certain Relationships and Related
                                                             Transactions; The Merger
Terms of the Transaction                                     The Merger
Plans or Proposals of the Issuer or Affiliate                The Merger
Source and Amounts of Funds or Other                         The Merger
Consideration
Purpose(s), Alternatives, Reasons and Effects                Summary, The Merger; Material Federal
                                                             Income Tax Consideration
Fairness of the Transaction                                  The Merger
Reports, Opinions, Appraisals and Certain                    The Merger
Negotiations
Interest in Securities of the Issuer                         Beneficial Ownership of Securities; Holdings
                                                             of Management
Contracts, Arrangements or Understandings with               Summary; The Merger
Respect to the Issuer's Securities
Present Intention and Recommendation of Certain              Summary; The Merger
Persons with Regard to the Transaction
Other Provisions of the Transaction                          Rights of Dissenting Shareholders
Financial Information                                        Financial Statements
Persons and Assets Employed, Retained or                     General Information
Utilized
Additional Information                                       Not Applicable
Material to be Filed as Exhibits                             Not Applicable

__________
* The information contained in the Information Statement in incorporated by reference in this Schedule 13E-3.


                               Page 2 of 21 Pages



                                                                         Exhibit

Introduction.

     The transaction (the "Transaction") subject to this Schedule 13E-3 (the "Transaction") is the merger of Cafco Holding Corporation, a New York corporation ("Cafco"), into Andal Corp., a New York corporation (the "Company") pursuant to which (a) the stockholders of the Company, other than Cafco, will receive cash in respect of their stock in the Company and (b) the shareholders of Cafco will receive stock of the Company and will be the sole shareholders of the Company. The Transaction is a transaction subject to Regulation 14C of the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the Company's Information Statement (the "Information Statement") filed pursuant to said Regulation 14C is incorporated by reference into this Schedule 13E-3. Appendix A to this Schedule 13E-3 sets forth the location in the Information Statement of the information included in this Schedule 13E-3.


Item 1.  Issuer and Class of Security Subject to the Transaction.


     (a) The Transaction relates to the common stock, par value $20.00 per share ("Common Stock"), of the Company. The principal executive offices of the Company are located at 630 Fifth Avenue, New York, New York 10111.


     (b) As of April 28, 1998, there were 286,094 shares of Common Stock outstanding and approximately 1,100 holders of record of Common Stock.

     (c) There is no active market in the Common Stock and there has not been an active market since September 1995. The Common Stock is not included in the Nasdaq OTC Bulletin Board. Based on information provided by the National Quotation Bureau, Inc. ("NQB"), there was no quoted bid price for the Common Stock during the period from October 1, 1995 until November 3, 1997. During the period from November 3, 1997 until June 30, 1998, there was minimal trading, and there was no reported trading from July 1 through July 13, 1998. Set forth below is information provided by NQB as to the trading volume and the high and low closing bid prices for the Common Stock during the such period.

Period                                                Volume          Closing High Bid          Closing Low Bid
------                                                ------          ----------------          ---------------
1997
    Third quarter (from Nov. 3)                        6,400                20.00                     17.00
1998
    First quarter                                      8,500                21.625                    17.00
    Second quarter                                     5,300                22.00                     21.625
    Third quarter (through July 13)                      -0-                22.00                     22.00

     The above prices represent prices between dealers and do not include retail markups, markdowns or commission and do not represent actual transactions. Furthermore, the volume information may not reflect the actual trading volume and may include both the purchase by a buyer and sale by a seller as if there were two transactions.

     (d) The Company has never paid any dividends on the Common Stock. Although the Company has funds to enable it to pay dividends, the Company proposes to use a portion of such funds to make the cash payment to shareholders pursuant to the Transaction.



                               Page 3 of 21 Pages

     (e) During the past three years, the Company has not made an underwritten public offering of its Common Stock which was either registered with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act") or was exempt from such registration pursuant to Regulation A of the Commission under the Securities Act.

         (f) Since October 1, 1995, the Company has made the following purchases of Common Stock.

                      Shares     Average Purchase           Value of Average
Quarter Ending      Purchased    Price Per Shares       Purchase Price Per Share
--------------      ---------    ----------------       ------------------------
December 31, 1997     14,580     $25.00                        $25.00
March 31, 1998       108,371     32.97 + noncash                35.18
                                 consideration(1)
June 30, 1998         40,488     33.00 + noncash                36.79
                                 consideration(1)
____________
(1) In connection with the purchase by the Company of 107,371 shares of Common Stock purchased during the quarter ended March 31, 1998 and all of the shares purchased during the quarter ended June 30, 1998, the Company paid $33.00 per share plus .8125 shares of Integrated Brands common stock which was owned by the Company. Integrated Brands subsequently merged into Yogen Fruz World-Wide Inc. ("Yogen Fruz"), as a result of which the .8125 shares of Integrated Brands became
         .4754 shares of Yogen Fruz. Based on the average of the high and low closing bid prices per share of Integrated Brands or Yogen Fruz on the date of the contracts relating to the stock purchases, the value of the noncash consideration was approximately $2.23 per share of Common Stock with respect to the purchases during the March 31, 1998 quarter and $3.79 per share of Common Stock with respect to purchases made during the June 30, 1998 quarter. Thus, the highest price paid per share of Common Stock had a value of $36.79 per share, representing $33.00 cash and noncash consideration valued at $3.79.

     The shares purchased during the quarter ended March 31, 1998 included 100,232 shares of Common Stock purchased from Mr. Paul Milstein and other shareholders who are affiliated with or otherwise related to Mr. Milstein who together represented the second largest shareholder of the Company at the time of the purchase.

     Pursuant to a retirement agreement (the "Retirement Agreement") dated August 31, 1996, among the Company and Andrew J. Frankel and Alan N. Cohen, the Company issued 32,500 shares of Common Stock to each of Messrs. Frankel and Cohen in September 1996. The Retirement Agreement is described in greater detail under "Item 3. Past Contracts, Transactions or Negotiations."

     See "Item 3. Past Contracts, Transactions or Negotiations" in connection with certain other material transactions among the Company, Mr. Cohen, a partnership of which Mr. Frankel is the managing general partner and Mr. Paul Milstein, who was the Company's second largest stockholder.

     Since October 1, 1995, except for the issuance of shares of Common Stock to Messrs. Frankel and Cohen pursuant to the Retirement Agreement and to Frankhill and Mr. Cohen pursuant


                               Page 4 of 21 Pages
to the Debt Cancellation Agreement, as described in "Item 3. Past Contracts, Transactions or Negotiations," neither Cafco Holding Corporation ("Cafco") nor any of its officers, directors or shareholders, including Messrs. Frankel and Cohen, purchased any shares of the Company's Common Stock.

     The shares of Common Stock presently owned by Cafco were acquired by Cafco in July 1998 for purposes of consummating the Transaction. At that time, the shareholders of Cafco transferred to Cafco the 215,529 shares of Common Stock owned by them in exchange for all of the capital stock of Cafco. As a result, Cafco owns beneficially and of record 215,529 shares of Common Stock. Because of their position as the only directors and officers of Cafco, Messrs. Frankel and Cohen have joint power with respect to the voting and disposition of the shares of Common Stock owned by Cafco.




Item 2.  Identity and Background.

     This Statement is being filed jointly by the Company, Cafco and Messrs. Andrew J. Frankel and Alan N. Cohen. Messrs. Frankel and Cohen are filing as control persons of the Company and Cafco.


     Cafco is a New York corporation with executive offices at 630 Fifth Avenue, New York, New York 10111. Cafco was formed for the purpose of acquiring all of the Company's Common Stock owned by its shareholders and engaging in the Transaction. Cafco owns 215,529 shares of Common Stock, representing 75.3% of the outstanding shares of Common Stock.


         The officers and directors of Cafco are as follows:


Name and Address            Position with Cafco; Principal Occupation
----------------            -----------------------------------------


Andrew J. Frankel           Chairman of the board, chief executive officer and a
c/o Andal Corp.             director of Cafco; chairman of the board and chief
630 Fifth Avenue            executive officer of the Company
New York, New York 10111

Alan N. Cohen               President and a director of Cafco; president of the
c/o Andal Corp.             Company
630 Fifth Avenue
New York, New York 10111


     Andrew J. Frankel has been chairman of the board, chief executive officer and a director of Cafco since its organization in July 1998. He has been chairman of the board and chief executive officer of the Company since 1971 except for the period from September 1, 1996 through September 30, 1997, when he served only as a director.

     Alan N. Cohen has been president and a director of Cafco since its organization in July 1998. He has been a director of the Company since 1979 and president of the Company since 1981 except for the period from September 1, 1996 through September 30, 1997, when he served only as a director.

     All of the shareholders of Cafco are related or otherwise affiliated with either Mr. Frankel or Mr. Cohen.


                               Page 5 of 21 Pages

     During the past five years, neither Andal, Cafco, Mr. Frankel nor Mr. Cohen
(a) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or is otherwise subject to, a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     Messrs. Frankel and Cohen are citizens of the United States of America.

Item 3.  Past Contracts, Transactions or Negotiations.

The Retirement Agreement

     On August 31, 1996, the board of directors effected a change in management, and elected the individuals who were the executive officers of Multi-Arc, Inc., a majority-owned subsidiary of the Company, as officers of the Company, and the Company moved its executive offices to New Jersey, where Multi-Arc maintained its executive offices. At that time, the Company's business was conducted almost exclusively through Multi-Arc, and neither Mr. Frankel nor Mr. Cohen was actively involved in the management of Multi-Arc.

     As part of this management change, Mr. Andrew J. Frankel resigned as chairman and chief executive officer of the Company, and Mr. Alan N. Cohen resigned as president of the Company. Messrs. Frankel and Cohen continued to serve as directors. In connection with their resignation as officers of the Company, Messrs. Frankel and Cohen entered into an agreement (the "Retirement Agreement"), pursuant to which the Company agreed to maintain the Company's New York office and pay the compensation due to the employees at such office, and Messrs. Frankel and Cohen agreed to reimburse the Company for such expenses. The agreement also provided for the issuance of 32,500 shares of Common Stock to each of Messrs. Frankel and Cohen and the continuation of health insurance benefits for Messrs. Frankel and Cohen and members of their families at the Company's expense. The Company's obligation to pay such insurance benefits is an ongoing obligation of the Company.

     In September 1997, following the sale of Multi-Arc, the Company relocated its offices from New Jersey to New York City, and Messrs. Frankel and Cohen were reelected as chairman of the board and chief executive officer and president, respectively.

Loan Transactions with Related Parties

     On July 5, 1990, the Company borrowed an aggregate of $5 million from Mr. Alan N. Cohen, president and a director of the Company, Mr. Paul Milstein, who was then a director of the Company, and Frankhill Associates, a limited partnership of which Mr. Andrew J. Frankel, chairman of the board and a director of the Company, is a general partner and the holder of a significant beneficial interest (collectively, in such capacity, the "Option Lenders"). The proceeds of the loan (the "Option Loan") were used by the Company to reduce then-outstanding bank indebtedness and for general corporate and working capital purposes.

     The Option Loan was secured by a pledge of the capital stock of UBC Virginia Corp. ("UBC Corp."), a subsidiary of the Company which held an option (the "Option") to purchase certain real estate in New York City (the "UBC Property") for approximately $3.0 million in cash. The Option did not become exercisable until the death of the second to die of the two principals of the


                               Page 6 of 21 Pages
corporation that owned the UBC Property. The Option was exercisable during the 90 days following such death, after which time it expired. If exercised, the Company was required to pay the purchase price for the UBC Property within 30 days of the date of exercise. The Option became exercisable in September 1995. The closing date was postponed until May 1996. The Option Loan required the Company to exercise the Option when it became exercisable. The failure of the Company to exercise the Option would be a default under the terms of the Option Loan, and the Option Lenders would have the right to exercise the Option on behalf of the Company and declare the Option Loan to be due and payable.

     UBC Corp. was merged into the Company in March 1996, as a result of which the Option became an asset of the Company.

     In connection with the Option Loan, the Company paid the Option Lenders a $50,000 commitment fee and issued to them warrants to purchase an aggregate of 25,000 shares of Common Stock at $80.00 per share. The closing market price of the Common Stock on July 5, 1990 was $65.00 per share. The warrants were exercisable from December 31, 1990 until July 5, 1995, at which time they expired unexercised. The Option Loan was due on the earlier of March 31, 1997 or the day after the Company's bank loans have been paid in full.

     In May 1992, the Company restructured the Option Loan, as well as its loans with Chemical Bank and Fleet Bank. Most of the Company's bank obligations had been incurred prior to 1976. Under the terms of such restructuring, (a) the interest rate on all such loans was reduced to the prime rate, (b) accrued interest on the Option Loan from October 1, 1991 through March 31, 1993, in the amount of $571,285, was added to the principal, thereby increasing the principal balance of the Option Loan to $5,571,285, and (c) the Company was required to prepay the Option Loan (i) in the event of a sale of the Company's interest in the UBC Property or (ii) in the event the Company obtains cash recoveries on various claims relating to its discontinued construction contracting operations, or (iii) if the Company's cash flow from operations exceeds a specified amount.

     In connection with the 1992 restructuring, the banks consented to the Company's grant to the Option Lenders of a second lien on those assets of the Company which served as collateral for the bank loans, and the Option Lenders consented to the Company's grant to the banks of a second lien on the stock of UBC Corp.

     In 1994, Fleet Bank advised the Company that it desired to dispose of its portion of the bank loan. In March 1994, after discussions initiated by Fleet Bank, Frankhill Associates, Alan N. Cohen, and Paul Milstein (collectively, in such capacity, the "Fleet Assignees") each purchased a one-third interest in the Company's indebtedness to Fleet Bank (the "Fleet Indebtedness"), which indebtedness totaled $3,042,000. The terms of such indebtedness did not change as a result of this purchase. In November 1994, Peter D. Flood, who was then a director of the Company and chief executive officer of Multi-Arc, purchased 6.4% of the Fleet Indebtedness from the Fleet Assignees.

     In September 1994, in order to facilitate the restructuring and refinancing of Multi-Arc, the Fleet Assignees agreed to subordinate their lien on Multi-Arc's assets and to defer the approximately $1.6 million payment to which they would have otherwise been entitled. In consideration for the concessions agreed to by the Fleet Assignees, the Company's board of directors, with Messrs. Frankel and Cohen not voting, approved a payment of $255,000 by the Company to the Fleet Assignees. The 1992 restructuring agreement was amended to provide for principal payments on the Fleet Indebtedness at the rate of $250,000 per quarter beginning March 31, 1995, with the


                               Page 7 of 21 Pages
remaining principal balance becoming due on March 31, 1997. Furthermore, the Company was required to make prepayments to the extent that it sells any of its capital assets or receives capital distributions from Multi-Arc.

     In September 1994, Chemical Bank agreed to accept a $255,000 discount for payment of the Company's outstanding debt to it. After such repayment, the Company's remaining obligation to Chemical Bank was $941,000, representing obligations due under outstanding letters of credit issued by Chemical Bank in connection with an appeal bond and in connection with the Company's discontinued real estate development activities. Because of the Company's inability to fund the liabilities represented by the letters of credit, in order to secure the release of collateral held by Chemical Bank so that Multi-Arc could obtain a term loan and revolving credit facility from another bank, Messrs. Frankel, Milstein, and Cohen each personally guaranteed one-third of the letter of credit liabilities, for which the Company agreed to pay them an aggregate annual guarantee fee equal to 2% of the letters of credit outstanding.

     At September 30, 1996, the Company owed approximately $1.6 million to the Fleet Assignees. At that time, the Company and the Fleet Assignees entered into an agreement (the "Debt Cancellation Agreement") pursuant to which the Company paid approximately $91,500 to each of the three Fleet Assignees and issued 15,000 shares of Common Stock to each of the three Fleet Assignees in full satisfaction of the Fleet Indebtedness.

     As discussed above, the Option became exercisable in September 1995 and the Company was obligated to exercise the Option. At the time the Option became exercisable, the Company did not have the cash required to exercise the Option, and it could not raise the necessary funds from unrelated parties or from the sale of assets other than the Option. Since the Option Loan agreement required the Company to exercise the Option, the Company exercised the Option in October 1995, and the Company purchased the Property on May 8, 1996. In order to make the purchase, on May 7, 1996, the Company borrowed $3.3 million (the "Demand Loan") from the Option Lenders and issued its 10% demand note, which was secured by a mortgage on the UBC Property.

     The Company's failure to exercise the Option and pay the purchase price for the Property would have resulted in an event of default under the Option Loan, which would have given the Option Lenders the right to exercise the Option on the Company's behalf and to declare the Option Loan immediately due and payable.

     In 1984, the Company had entered into an agreement with a nonaffiliated real estate developer pursuant to which such real estate developer agreed to purchase the Option. The developer was unable to obtain financing to consummate the purchase. As a result, the contract was terminated. Upon termination of the agreement, the Company attempted to sell the Option to other nonaffiliated parties. In addition, after the Company received notice that the Option had become exercisable and the Company had 90 days to exercise the Option, the Company made contact with several brokers who were not able to identify a buyer. The Company's attempts to sell the Option did not result in any bona fide offer from a third party to purchase the Option.

     Once the Option became exercisable, the Option Lenders expressed an interest in acquiring the UBC Property in satisfaction of the amount outstanding on the Option Loan. The board of directors (with the Option Lenders not participating), after considering the difficulties entailed in the Company's exercise of the Option, including the Company's lack of cash flow, diminished borrowing power, debt structure and difficulties in raising funds through a private placement of


                               Page 8 of 21 Pages

Multi-Arc's securities, authorized the officers of the Company to engage an independent appraiser to conduct an appraisal of the Property and seek to negotiate a transaction with the Option Lenders.

     On November 21, 1995, the Company received a report from the independent appraiser it had retained which concluded that the range for the market value of the UBC Property was between $9.9 million and $11.9 million (before deducting the $3 million exercise price), depending on the ultimate cost of complying with zoning restrictions and other costs that would be incurred in the development of the Property. The appraiser's conclusion was based on a number of assumptions, including the assumption that a sale would occur after a reasonable exposure in a competitive market under all conditions requisite for a fair sale, with the buyer and seller acting prudently, knowledgeably, for self-interest, and not under undue duress.

     On March 4, 1996, the Company's board of directors, with the Option Lenders not participating, authorized the officers of the Company to engage in negotiations with the Option Lenders to reach an agreement to sell the Option to them. On July 10, 1996, the Company entered into a contract to sell the UBC Property to FAM, LLC ("FAM"), a Delaware limited liability company owned by Frankhill Associates, the Alan N. Cohen Family Company, LLC, a Delaware limited liability company of which Alan N. Cohen is manager, and Builtland Associates, a New York general partnership of which Paul Milstein is a general partner. Builtland Associates is the managing director of FAM and, as such, controlled its activities.

     On August 1, 1996, FAM purchased the Property for approximately $9.4 million, paid for as follows:

     (a) Cancellation of the principal balance of the Option Loan in the amount of $5,571,285, which has been acquired by FAM from the Option Lenders.

     (b) Cancellation of the Demand Loan of $3.3 million due Frankhill Associates, the Alan N. Cohen Family Company, LLC, and Paul Milstein, which loan has also been acquired by FAM.

     (c) Forgiveness of interest in the amount of $283,000 due on the Option Loan and the Demand Loan.

     (d) Cash payment to the Company of $228,715.

     FAM also assumed the cost of terminating then existing occupancy arrangements at the UBC Property, the cost of which was estimated at approximately $500,000. As a result the effective cost of the UBC Property was approximately $9.9 million.

     In addition, the Company was entitled to a contingent additional payment if, within one year from the date of sale to FAM, all or any portion of the Property is further transferred to a bona fide third party or if FAM enters into an agreement to transfer all or any portion of the Property to a bona fide third party and such transfer ultimately occurs. In either of such events, the Company would have been entitled to 50% of the amount by which the net proceeds of the sale, as defined, of all or any portion of the Property exceeds $10 million. In no event can such additional consideration exceed $3 million.

     The Company reported a gain of approximately $6 million from the sale of the UBC Property to FAM.


                               Page 9 of 21 Pages

The Merger Agreement

     On July 15, 1998, the Company and Cafco entered into an agreement (the "Merger Agreement"), which set forth the terms of the Transaction. The terms of the Merger Agreement are set forth in Item 4.

Item 4.  Terms of the Transaction.

     On July 15, 1998, the Company and Cafco entered into the Merger Agreement. Pursuant to the Merger Agreement, Cafco agreed to merge (the "Merger") with and into the Company, subject to the approval of the Merger Agreement by the Company's shareholders. Under the New York Business Corporation Law ("NYBCL"), the merger requires the votes of the holders of two-thirds of the outstanding Common Stock. Cafco owns 75.3% of the outstanding Common Stock and has the power to approve the Merger without the approval of any other shareholders. The Company has scheduled a meeting of shareholders for October 1998. The Company does not intend to solicit proxies for such meeting, but will provide shareholders with an information statement (the "Information Statement") pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At the meeting, Cafco will vote to approve the Merger.

     Pursuant to the Merger Agreement, at the effective time of the Merger:

     (a) Each share of Common Stock, other than shares of Common Stock held by Cafco and shareholders who exercise their rights of appraisal, would receive the right to receive $37 (the "Merger Consideration").

     (b) Each option to purchase one share of Common Stock shall become a right to receive the difference between the Merger Consideration and the exercise price of the option.

     (c) Each shares of common stock of Cafco would become and be converted into one share of Common Stock of the Company.

     Payment of the Merger Consideration to the shareholders of the Company, other than Cafco and shareholders exercising dissenters' rights pursuant to Sections 910 and 623 of the NYBCL, shall be made as soon as possible after the effective time of the Merger, but not later than 15 business days after such effective time. Payment shall be made to the record holders of Common Stock as of the close of business on the day immediately preceding the date on which the effective time of the Merger occurs.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

     Following the completion of the Transaction, the Company will (a) operate as a privately owned corporation, with the only shareholders being the present shareholders of Cafco and (b) terminate the Company's registration under the Exchange Act pursuant to Section 12(g)(4) of the Exchange Act. Following the termination of the Company's registration under the Exchange Act, the Company will not be required to file reports pursuant to Section 12 or 15(d) of the Exchange Act.


                              Page 10 of 21 Pages

Item 6.  Sources and Amounts of Funds or Other Consideration.

     All of the funds to be used to pay the Merger Consideration pursuant to the Merger Agreement shall be provided by the Company. At June 30, 1998, the Company had cash of approximately $12.3 million, as reflected in the Company's Form 10-Q Quarterly Report for the quarter ended June 30, 1998. Substantially all of the Company's cash at June 30, 1998, resulted from the sale by the Company of its 84% interest in Multi-Arc, which generated net cash to the Company of approximately $17.9 million.

     At September 30, 1997, following completion of the Multi-Arc sale, the Company had cash of $17,875,000. At June 30, 1998, the Company's cash position was $12,281,000. The following table shows the use of cash during the nine months ended June 30, 1998. Reference is made to the Statement of Cash Flows for the nine months ended June 30, 1998, which is included in the Company's Form 10-Q for the quarter ended June 30, 1998.


                                                      (In thousands)
Cash at September 30, 1998                                $17,875
Net cash used by operating activities                      (1,577)
Proceeds from sale of Yogen Fruz stock(1)                   1,247
Purchase of Common Stock from shareholders(2)              (5,264)
                                                          -------
Cash at June 30, 1998                                     $12,281
                                                          =======


_____________
(1) Following the transfer of shares of Integrated Brands (which subsequently merged into Yogen Fruz) in connection with the purchase of shares of Common Stock, the Company owned 136,078 shares of Yogen Fruz, which were sold in May 1998 for approximately $1.2 million.


(2) This amount reflects the cash consideration paid by the Company and the value of the common stock of Integrated Brands that was transferred in connection with the purchase by the Company of shares of Common Stock during the nine months ended June 30, 1998.

     Since June 30, 1998, the Company has continued to incur operating expenses.

     In addition, in connection with the sale of Multi-Arc, an aggregate of $3.0 million is held in escrow (the "Multi-Arc Escrow") as security for certain obligations under the agreement relating to the sale of Multi-Arc, including obligations which may arise as a result of breaches of representations and warranties and for taxes. Although the Company does not believe that its liability for such breaches or such taxes will be material, there can be no assurance that any of the funds held in escrow will be paid to the Company. The possible recovery from the Multi-Arc Escrow is offset by a reserve in the same amount in the Company's financial statements. See "Item 7. Purposes, Alternatives, Reasons and Effects" for a description of the Multi-Arc Escrow and certain reserves against any distribution to the Company from the Multi-Arc Escrow.

     The expenses for the Transaction will be paid by the Company. The Company estimates that the expenses of the Transaction, including legal, accounting and filing fees, printing expenses and other related expenses, will be approximately $150,000.


                              Page 11 of 21 Pages

     None of the money required for either the payment of expenses or the payment of the Merger Consideration will be borrowed by the Company.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

Purposes, Alternatives, Reasons and Effects

     (a) Existence of Pending Litigation

     Although the Company is not presently engaged in any business activities, final resolution of issues involved in the Multi-Arc sale remain open and could possibly result in litigation. In addition, the Company is a defendant in at least three pending lawsuits arising from its discontinued subcontracting business. Accordingly, the Company's directors believe that the Company should continue in existence until such issues are resolved, and such issues are likely to remain unresolved for up to four years and possibly longer.

     (b) Absence of Market for Common Stock; Illiquid Nature of Investment in Common Stock

     The public float for the Common Stock (i.e., the shares of Common Stock not owned by Cafco) is 70,565 shares, and there is no active market for the Common Stock, as a result of which shareholders are not able sell their shares of Common Stock. For these reasons, the Company and Cafco do not believe that it is in the interest of either the Company or its shareholders for the Company to continue to be a reporting company under the Exchange Act and for the approximately 1,100 shareholders to have little or no liquidity for their stock. Furthermore, more than 1,050 shareholders of record hold 100 or fewer shares, including more than 940 shareholders of record who hold ten or fewer shares. The purpose of the Transaction is to pay such shareholders a fair value for their shares and to operate the Company as a privately-owned company, with the present shareholders of Cafco as its only shareholders.

     (c) Investment Company Act Considerations

     Following the Multi-Arc sale in September 1997, the Company's board of directors adopted a resolution which provided that, within one year from the completion of the Multi-Arc sale, it would engage in a transaction such that the Company is not engaged in the business of an investment company, as defined in
Section 3 of the Investment Company Act of 1940 (the "Investment Company Act").


     As of June 30, 1998, the Company did not have any agreement with any company or other entity pursuant to which the Company would acquire such company or its business and assets, and no discussions were pending. Although the Company had received an inquiry about the possibility of a merger or similar corporate transaction, such discussions did not result in any formal or informal agreement and no discussions are continuing.

     As a result of the sale of Multi-Arc, the Company may have come within the technical definition of an investment company as defined in Section 3 of the Investment Company Act. However, Rule 3a-2 of the Commission under the Investment Company Act treats a so-called transient investment company as a company which is not engaged in the business of an investment company. In order for a corporation to be a transient investment company, it must have a bona fide



                              Page 12 of 21 Pages
intent, during a period of time not to exceed one year, to be engaged primarily, as soon as is possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities. Thus, the Company could not be a transient investment company subsequent to September 30, 1998.

     The board of directors does not believe that it is in the interests of either the Company or its shareholders for the Company to become an investment company. The operation of the Company as an investment company would subject the Company to considerably greater expenses of operations as well as increased regulation under the Investment Company Act. Considering the Company's relatively modest cash position and the absence of an operating business, the expenses of operating an investment company, including the engagement of additional staff and the increased regulatory burden, could result in losses from operations, which would not be in the interest of the Company or its shareholders.

     The Investment Company Act permits the Company to own government securities and certain other classes of securities without being classified as an investment company. Accordingly, the Company has not engaged in any transaction which would cause it to come within the definition of an investment company. Except for cash necessary to meet the Company's cash requirements, all of the Company's cash is and, as long as it continues to be a public corporation, will be invested in assets which will not make it an investment company. However, the board of directors does not believe that it would be in the interest of either the Company or its shareholders for the Company's principal business to be a holder of such securities, including government securities. The operation of the Company as a holder of such securities would not solve the problems of an illiquid stock, which is currently faced by the Company's shareholders since the public float is only 70,565 shares and there is no meaningful trading market in the Common Stock.

     In order to provide the shareholders with liquidity in their stock and to eliminate the problems raised by the need to structure the Company's holdings in a manner such that it is not subject to the Investment Company Act, in July 1998, the Company's board of directors approved the Merger Agreement. The board of directors of the Company is comprised of the same individuals as the board of directors of Cafco.


     (d) Consideration of Liquidation; Tax Effects on Cafco Shareholders and Other Shareholders


     The Company considered the possibility of a liquidation of the Company by a distribution of substantially all of the available cash to its shareholders, including, the present shareholders of Cafco (the "Cafco Shareholders") who owned 75.3% of the Common Stock which they transferred to Cafco. Because of the open litigation issues described above and also because such a distribution would have adverse tax consequences to the Cafco Shareholders since it would result in a taxable distribution to such shareholders, the directors felt that liquidation would not be appropriate. In addition a significant portion of the Multi-Arc Escrow, if received by the Company, would not be received until October 2002 or later. By retaining their stock ownership in the Company instead of receiving the cash in the form of a distribution, the Cafco Shareholders will continue to own their stock in the Company and there would be no taxable transaction to them.


     The economic effect and tax treatment to the other shareholders of the Transaction is essentially the same as a liquidation distribution. In either case, as long as the shares of the Company's Common Stock held by the other shareholders constitute capital assets in their hands,


                              Page 13 of 21 Pages
both the Transaction and a liquidation would result in a capital gain or loss. Whether the gain or loss would be long-term or short-term would depend upon their respective holding periods.

     As discussed above, although the Company is a reporting company pursuant to the Exchange Act, there is no active market for the Common Stock and the public float consists of 70,565 shares of Common Stock, which are held by approximately 1,100 shareholders of record, of which more than 1,050 shareholders hold 100 or fewer shares, including more than 940 shareholders who hold ten or fewer shares.

     Since September 30, 1997, the Company has purchased an aggregate of 164,039 shares of Common Stock in private transactions. The Company continues to receive inquiries from shareholders who expressed an interest in selling their shares of Common Stock to the Company. The Company believes that the Transaction would benefit the nonaffiliated shareholders by providing them with cash now at a fair value not obtainable in the market. The termination of the public market for the Common Stock will not be disadvantageous to the nonaffiliated shareholders, since there is no active public market and the shareholder will receive more than the market price for the Common Stock, which, as reflected in Item 1, has been both minimal and sporadic.

     (e) Consideration of Multi-Arc Escrow; Anticipated Contingent Obligation; Potential Premium to Cafco Shareholders

     At June 30, 1998, there was $3.0 million in the Multi-Arc Escrow. At such date the Company also had a reserve in the same amount, which is reflected as deferred income on the balance sheet. The Multi-Arc Escrow was established to protect the purchaser of Multi-Arc from any loss, liability, damage or expense, including legal expense, it may incur as a result of any breaches by Multi-Arc of its representations and warranties and to provide for payment for certain tax liabilities. It is anticipated that a substantial portion of the Multi-Arc Escrow may be made available to the Company in March 1999 provided that there are no claims against the escrow at that time. The Company does not know of any claims against the Multi-Arc Escrow as of the date of this Schedule 13E-3.


     The Merger Consideration reflects the value of the Company's net liquid assets, net of reserves reflected on the Company's balance sheet. Since the balance sheet reflects a reserve of $3.0 million, which is the amount of the Multi-Arc Escrow, in determining the Merger Payment, the Multi-Arc Escrow was fully reserved against, and therefore, the amount of the Merger Consideration does not give any value to the contingent payment from the Multi-Arc Escrow. As of the date of this Schedule 13E-3, to the best of the Company's knowledge, no claims have been made against any of the escrow accounts. The amount of the Merger Consideration is greater than the highest amount paid to shareholders in negotiated transactions with the Company in 1998. Such purchase price, including the value of the non-cash consideration, was $36.79. To the extent that the amount received from the Multi-Arc Escrow exceeds the amount of any contingent liabilities or other ongoing expenses incurred by the Company, the Cafco Shareholders would receive a premium over the Merger Consideration.


     Although a substantial portion of the Multi-Arc Escrow may be released as early as March 1999, the balance of the Multi-Arc Escrow would not be available until September 2002, and, accordingly, any distribution of such funds to shareholders could not be made prior to October 2002.


                              Page 14 of 21 Pages

     If the Company receives the full $3.0 million from the Multi-Arc Escrow in March 1999 and September 2002 and its contingent obligations and ongoing expenses are $1.5 million, which is in the lower range of the presently anticipated amount, the Cafco Shareholders would receive approximately $6.96, or 18.8%, more per share than the other shareholders of the Company. If such money were paid pro rata to all shareholders of the Company, including the Cafco Shareholders, the unaffiliated shareholders would receive approximately $5.24, or approximately 15.8%, per share more, which would result in a total payment of $42.24.

     As a result of the Transaction, the Company's book value will be reduced by the amount of the Merger Consideration paid to the shareholders other than Cafco, the expenses of the Transaction and any payments made to shareholders exercising their rights of appraisal.

Relative Benefits and Detriments of the Transaction

     The following is a discussion of the benefits and detriments of the consummation of the Transaction to the Company, the Cafco Shareholders and the unaffiliated shareholders.

     (a) The Company


     The Transaction will benefit the Company by eliminating the costs of maintaining its status as a public company and complying with applicable securities regulations. Such costs would be increased if the Company is required to register under the Investment Company Act. Although the Company can continue to operate as an owner of government securities and certain other securities without registering under the Investment Company Act, the Company does not believe that it is in the interest of the shareholders for its principal business to be the ownership of such securities. The Company believes that the legal and accounting costs of maintaining its status as a public company is approximately $100,000 per year in addition to operating expenses such as rent, compensation and other administrative expenses.


     If the Transaction is consummated, the Company will be a private company and will not have any value as a so-called public shell. Although the board of directors does not believe that it is in the best interest of the Company or its shareholders for it to maintain its status as a public company, it is possible that, if the Company continued in existence as a public company, it would be able to acquire a company seeking to become a public company through a merger with the Company. However, the Company believes that the absence of any significant public float or market for the Common Stock would have a material adverse effect upon the terms on which a merger could be affected. Furthermore, the Company would incur significant cost negotiating such a transaction with no assurance that a transaction beneficial to the Company would be consummated. The Company engaged in preliminary discussions with one unaffiliated party, and such discussions did not result in any proposal.

     (b) The Cafco Shareholders


     The Cafco Shareholders would benefit from the Transaction since, as a result of the Transaction, they would own all of the issued and outstanding Common Stock of the Company. Furthermore, to the extent that the Company receives money from the escrow fund in excess of the Company's contingent obligations, the Cafco Shareholders would receive all of such proceeds, and the unaffiliated shareholders would receive no portion of such proceeds. If the amount received by the Company from the escrow accounts, net of payments to be made with respect to contingent



                              Page 15 of 21 Pages
obligations, is $1.5 million, the Cafco Shareholders would receive approximately $6.96, or 15.8%, more per share than the other shareholders of the Company. However, the Cafco Shareholders would bear the responsibility for payment of the ongoing expenses of the operation of the Company. Furthermore, as a result of the Transaction, the Cafco Shareholders would have 100% (rather than 75.3%) interest in the Company's net book value and net earnings.

     The Cafco Shareholders, as the holders of all of the outstanding stock of the Company, would be adversely affected to the extent that the Company's obligations, including its ultimate obligations with respect to contingent liabilities, are greater than presently contemplated.

     (c) Unaffiliated Shareholders


     The unaffiliated shareholders (i.e., the shareholders other than the Cafco Shareholders) would benefit from receiving a fair price in cash for an investment which is presently an illiquid investment. As discussed above, there is no active market for the Company's Common Stock and there is no significant float. The Company has received inquiries from shareholders who are interested in obtaining cash for their shares but are unable to sell the shares in the market.


     Because of the structure of the Transaction, the unaffiliated shareholders will receive a price per share which may be less than they would receive if the Company liquidated. If the Company liquidates and distributes cash, net of reasonable reserves, to the shareholders, it is possible that the price per share would be increased by approximately $5.24, or 12.4%, per share, a significant portion of which would not be distributed until October 2002 or later. In addition, the unaffiliated shareholders will no longer hold an equity interest in the Company.

Item 8.  Fairness of the Transaction.

     The Company believes that the Transaction is fair to the nonaffiliated shareholders. In determining the fairness of the Transaction, the Company considered the following factors.

     (a) The liquidation value per share of Common Stock was based on the Company's most recent balance sheet at the time the Merger Agreement was approved by the board of directors, which is the balance sheet as of March 31, 1998, net of appropriate reserves set by the board of directors for ongoing expenses, including potential future litigation and retirement benefits for employees other than Messrs. Frankel and Cohen and insurance benefits for Messrs. Frankel and Cohen. However, in accordance with generally accepted accounting principles, the March 31, 1998 balance sheet reflected the value of the Company's stock ownership of Yogen Fruz at its cost. The board of directors believed that, for purposes of determining the liquidation value, the Yogen Fruz shares should be valued at their then current value. After taking all such factors into consideration, the liquidation value per share of Common Stock would be $37.00.


     At June 30, 1998, the amount of the Multi-Arc Escrow was $3.0 million. At such date the Company also had a reserve in the same amount, which is reflected as deferred income on the balance sheet. Accordingly, for purposes of determining the Merger Consideration, the $3.0 million Multi-Arc Escrow was fully reserved against.


     (b) The price at which the Company purchased shares of Common Stock in recent transactions. Such purchases were made from knowledgeable investors, including Mr. Paul Milstein and parties affiliated or otherwise related to him, who were, in the aggregate, the second largest shareholder of the Company. The purchase price paid resulted from negotiations with the sellers and reflected an approximation at the time of the liquidation value of the Common Stock.


                              Page 16 of 21 Pages

     (c) Although it is possible that the nonaffiliated shareholders may receive less per share of Common Stock than the Cafco Shareholders, to the extent that there is a premium to the Cafco Shareholders, a significant portion of such premium would not be received until October 2002 or later, and the Cafco Shareholders bear all of the risk that (i) there will be claims against the escrow reserves and (ii) the contingent liabilities will exceed the amount presently contemplated by the Company.


     The Company does not believe that the market price of the Common Stock represents any indicia of value, since there is a very thin market for the Common Stock. However, the Merger Consideration exceeds the most recently reported bid prices for the Common Stock prior to the execution of the Merger Agreement.

     The Company believes that, because the Company is not engaged in any business activities, valuations based on a multiple of earnings are not relevant. The Company's main asset is cash and cash equivalents.

     Since the Company in not engaged in any business activities, the Company does not believe that it has any value as a going concern.


     In considering the various factors to determine fair value, the directors gave the greatest weight to the price at which the stock was purchased by the Company from shareholders, which approximated the liquidation value. In February 1998, the Company purchased an aggregate of 107,370 shares, or approximately 24.7% of the Company's Common Stock, of which an aggregate of 100,232 shares of Common Stock were owned by Messrs. Paul and Seymour Milstein and related parties (collectively, the "Milstein Group"). The price per share was $33 in cash plus
 .8125 shares of Integrated Brands. The price was the result of substantial arms length negotiation between the Company and the representatives of Milstein Group. Mr. Paul Milstein is a former director of the Company and was one of the Fleet Assignees and Option Lenders. Messrs. Paul and Seymour Milstein are experienced investors and were familiar with the Company and its financial condition and the terms of the Multi-Arc sale, including the Multi-Arc Escrow and the extent of the Company's contingent liabilities. In April 1998, the Company purchased 40,488 shares of Common Stock from other shareholders, including an investment banking firm, at the same price as had been negotiated by the Milstein Group. No event has occurred subsequent to the purchase of the stock from the Milstein Group and the other shareholders which would affect the value of the Company's Common Stock either positively or negatively.

     Because the Company's assets are substantially all liquid assets and the Company has no independent value as a going concern, the price paid to the selling shareholders approximated the estimated liquidation value. The estimated liquidation value being paid to the unaffiliated shareholders reflects a modest premium over the amount paid to the Milstein Group and other selling shareholders.


     The Transaction requires the approval of the holders of two-thirds of the outstanding shares of Common Stock on the record date for determining shareholders entitled to vote on the Merger. Since Cafco holds 75.3% of the outstanding shares, it has the ability to approve the transaction without the votes of any other shareholder. The agreement does not require the approval of any specified percentage of non-affiliated shareholders.


                              Page 17 of 21 Pages

     Because the Company's assets are substantially all liquid assets and the Company has no independent value as a going concern, the price paid to the selling shareholders approximated the estimated liquidation value, with the amount of the Multi-Arc Escrow being offset by a reserve in the amount of the asset. The estimated liquidation value being paid to the unaffiliated shareholders reflects a modest premium over the amount paid to the Milstein Group and other selling shareholders. However, in the event that the Company's obligations are less than the amount reflected as a reserve on the Company's June 30, 1998 balance sheet, which is included in the Company's Form 10-Q for the quarter ended June 30, 1998, the Cafco Shareholders may realize a premium of up to 15.8% above the Merger Payment being made to the nonaffiliated Shareholders. In approving the terms of the Merger, the directors of the Company, who are also the directors of Cafco, recognized that the Cafco Shareholders may realize such premium. However, to the extent that there is a premium to the Cafco Shareholders, a significant portion of such premium would not be received until October 2002 or later, and the Cafco Shareholders bear all of the risk that (a) there will be claims against the escrow reserves and (b) the contingent liabilities will exceed the amount presently contemplated by the Company. Accordingly, the board determined that the terms of the Merger are fair to the nonaffiliated shareholders.

     The fairness of the terms of the Merger were determined by the Company's board of directors, which is comprised of the same individuals as the board of directors of Cafco, without the engagement of any representative of the nonaffiliated shareholders. In addition, the board did not engage any third party to evaluate the terms of the Merger from a fairness point of view. Furthermore, since Cafco owns 75.3% of the outstanding Common Stock, it will be able to approve the Merger without the votes of any other shareholders. Notwithstanding the foregoing, the board of directors believes that, for the reasons described above, the terms of the Merger are fair to the nonaffiliated shareholders. The directors believe that the arms-length negotiations with knowledgeable major shareholders to determine a price at which the Company would purchase the shares of such holders provided the Company with a basis for evaluating the fairness of the transaction to the Company's shareholders. The New York Business Corporation Law sets forth a procedure whereby shareholders who do not believe that the terms of the Merger are fair can exercise their rights of appraisal.


Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     The Company has not obtained a report, opinion or appraisal from any outside party relating directly or indirectly to either the Transaction or recent purchases by the Company from shareholders.

Item 10.  Interest in Securities of the Issuer.

     (a) Cafco presently owns 215,529 shares of Common Stock, representing 75.3% of the outstanding shares of Common Stock. Messrs. Andrew J. Frankel and Alan N. Cohen, are affiliates of both the Company and Cafco, and they may be deemed beneficial owners of such shares to the extent of their economic interest in Cafco. The shareholders of Cafco are Messrs. Frankel and Cohen, members of their families, including adult children, and entities, including Frankhill, which are affiliated with either Mr. Frankel or Mr. Cohen.


     (b) During the 60 days prior to the date of this Schedule 13E-3, neither Cafco nor Messrs. Frankel and Cohen engaged in any transactions involving the Common Stock other than the transfer



                              Page 18 of 21 Pages
in July 1998 of the Common Stock owned by the Cafco Shareholders (including Messrs. Frankel and Cohen) to Cafco in contemplation of the Merger.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

     Neither the Company, Cafco or Messrs. Frankel or Cohen has any agreement, understanding or relationship in connection with the Transaction, other than the Merger Agreement, except that Cafco intends to vote its shares of Common Stock in favor of the Transaction.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.


     Cafco intends to vote its shares of Common Stock in favor of the Transaction.


Item 13.  Other Provisions of the Transaction.

     Pursuant to Sections 910 and 623 of the NYBCL, holders of Common Stock who object to the Merger may exercise their appraisal rights in the manner set forth in said Sections 910 and 623.

     No contractual provision has been made by the Company or Cafco to allow unaffiliated shareholders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the issuer. Section 624 of the NYBCL provides shareholders with certain rights of inspection. The Company will permit any shareholder who complies with said Section 624 to examine and make extracts from the corporate records covered by such section.

Item 14.  Financial Information.

     The financial statements and other financial information is incorporated by reference to the Information Statement as follows:

                                                           Location in
         Description                                   Information Statement
         -----------                                   ---------------------
(a)   Audited financial statements for the fiscal      Financial Statements
      years ended September 30, 1997 and 1996
(b)   Unaudited financial statements for the six       Financial Statements
      months ended March 31, 1998 and 1997
(c)   Ratio of earnings to fixed charges               Not Applicable
(d)   Book value per share                             Selected Financial Data

Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a) The Company will pay the expenses of the Transaction, which are estimated at $150,000.

     (b) No persons have been engaged by the Company to make solicitations or recommendations in connection with the Transaction.


                              Page 19 of 21 Pages

Item 16.  Additional Information.


     Not Applicable.


Item 17.  Material to be Filed as Exhibits.

     (a) None.

     (b) None.


     (c) (i) Agreement of Merger dated July 15, 1998, by and among Cafco and the Company, which is filed as Appendix C to the Information Statement.


         (ii) Stock Purchase Agreement, dated as of February 13, 1998, by and among the Company and Milstein Group.(1)

         (iii) Stock Purchase Agreement, dated as of February 13, 1998, by and among the Company and SO Charitable Trust.(1)

         (iv) Stock Purchase Agreement, dated as of February 20, 1998, by and among the Company and Henry Benach and Benhome Associates L.P.(1)


         (v) Stock Purchase Agreement, dated as of April 17, 1998, by and among the Company and Glenn F. Woo, Spear Leeds & Kellogg and Jonathan Blaustein.(2)


     (d) The Information Statement.

     (e) Rights of Appraisal, which is included under the caption "Rights of Dissenting Shareholders" in the Information Statement.

     (f) None.
_____________
(1) Filed as an exhibit to the Company's Form 8-K Current Report, with a report date of February 13, 1998, and incorporated hereby by reference.


(2)      Previously filed.



                              Page 20 of 21 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 9, 1998                     ANDAL CORP.



                                    By:/s/ Andrew J. Frankel
                                       -----------------------------------------
                                       Andrew J. Frankel
                                       Chairman and CEO

                                    CAFCO HOLDING CORPORATION


                                    By:/s/ Andrew J. Frankel
                                       -----------------------------------------
                                       Andrew J. Frankel
                                       Chairman and CEO


                                       /s/ Andrew J. Frankel
                                       -----------------------------------------
                                       Andrew J. Frankel


                                       /s/ Alan N. Cohen
                                       -----------------------------------------
                                       Alan N. Cohen




                              Page 21 of 21 Pages

                                                                        Exhibit


                            STOCK PURCHASE AGREEMENT


         AGREEMENT, dated as of this 17th day of April 1998 (the "Agreement"), by and among Andal Corp., a New York corporation (the "Company"), and each of the persons and the entity named on Schedule A to this Agreement (each individually sometimes referred to as a "Seller" and collectively as the "Sellers")

         Sellers collectively own the entire beneficial interest in 40,488 shares of common stock, par value twenty ($20.00) dollars a share, of the Company (the "Shares"), each such Seller owning the number of Shares set forth opposite his or its name on Schedule A hereto.

         Upon the terms, and subject to the conditions hereinafter set forth, Sellers desire to sell, and the Company desires to purchase, the Shares from the Sellers.

         NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and in reliance upon the representations and warranties made herein, the parties hereto agree as follows:



                                    ARTICLE I

                                   DEFINITIONS



         1.1      Terms.

         The following terms as used in this Agreement shall have the meanings as set forth below:

                  "Agreement" shall have the meaning set forth in the preamble.

                  "Closing" shall have the meaning set forth in Section 3.1 hereof.


                  "Closing Date" shall have the meaning set forth in 3.1 hereof.

                  "Company" shall have the meaning set forth in the preamble.

                  "Individual Sellers" shall mean Glenn F. Woo and Jonathan Blaustein.

                  "Purchase Price" shall have the meaning set forth in Section
2.2 hereof.

                  "Seller" and "Sellers" shall have the meaning set forth in the preamble.

                  "Sellers' Representative" shall have the meaning set forth in
Section 3.4 hereof.

                  "Shares" shall have the meaning set forth in the preamble.



                                   ARTICLE II

                           SALE AND PURCHASE OF SHARES



         2.1 Purchase of Shares.

         On the Closing Date (as hereinafter defined), the Sellers shall sell assign, transfer, convey and deliver to Company, and Company shall purchase and accept, the Shares.



         2.2 Purchase Price.

         The purchase price for the Shares shall be:

                  (A) The total number of Shares multiplied by $33.00 an aggregate of $1,336,104 payable in cash at the Closing plus

                  (B) 19,249 shares of subordinated voting common stock of Yogen Fruz WorldWide, Inc. (the "Yogen Shares") free and clear of any liens or encumbrances whatsoever (such cash payment and such shares of common stock are collectively referred to herein as the "Purchase Price").



                                   ARTICLE III

                                     CLOSING

         3.1 The Closing.

                  The closing of the sale and purchase of the Shares (the "Closing") shall take place at the offices of Esanu Katsky Korins & Siger, LLP, 605 Third Avenue, New York, New York 10158 on April 17, 1998 or at such other place and time as the Company and the Sellers may agree (the "Closing Date").

         3.2 Deliveries at Closing by Sellers.

         At the Closing, the Sellers shall deliver to the Company certificates representing all the Shares together with duly executed stock powers with signatures guaranteed by a commercial bank or by a member firm of the New York Stock Exchange, sufficient to transfer ownership of such Shares to the Company.

         3.3      Deliveries at Closing by Company.

         At the Closing, the Company shall cause the cash portion of the Purchase Price to be delivered to each of the Sellers by wire transfer upon instructions to be delivered by the Sellers to the Company, and the portion of the Purchase Price consisting of the Yogen Shares by delivery to each of the Sellers at the Closing or as soon thereafter as practicable of certificates representing such Shares accompanied by duly executed stock powers with signatures guaranteed endorsing transfer in blank.

         3.4      Power of Attorney.

         Each of the Individual Sellers' hereby appoints Carl H. Hewitt as their respective attorney-in-fact (the "Sellers' Representatives") to execute and deliver this Agreement and any other agreement, document or instrument required hereby or to perform any act required of or permitted by the Individual Sellers under this Agreement, including, without limitation, the making and accepting of deliveries called for hereby.



                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 Representations, Warranties, and Covenants of the Company.

         The Company represents and warrants to the Sellers, and covenants that:

                  (A) Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company has full corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted. The authorized equity securities of the Company consist of 1,500,000 shares of common stock, par value twenty ($20.00) dollars per share, of which 326,708 shares are issued and outstanding as of March 23, 1998.

                  (B) Corporate Power. The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement and to purchase the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement.

                  (C) Authorization. All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, including, without limitation, the ability to purchase the Shares, has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by it, will constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms.

                  (D) No Consent. Except as referred to in Section 4.I (C) hereof, no consent, approval or authorization of any person or governmental authority is required on the part of the Company in connection with the execution and delivery of this Agreement, or the purchase of the Shares.

                  (E) Title To The Yogen Shares. It is the owner, beneficially and of record, of 155,327 Yogen Shares, and on the Closing Date, upon the consummation of the transactions contemplated hereby, will have delivered to the Sellers the Yogen Shares, free and clear, subject to the requirements of Federal and state securities laws, of all liens and encumbrances or rights of any other person whomsoever.

                  (F) Compliance, with Other Instruments. Neither the execution, delivery, nor performance of this Agreement by the Company shall (1) violate any order, judgment, or decree applicable to the Company; or (2) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any lien, security interest, charge, or encumbrance upon any of the Yogen Shares under any of the terms, conditions, or provisions of (a) its certificate of incorporation or bylaws, or (b) any note, bond, mortgage, indenture, deed of trust, license, or other contract or obligation to which the Company is a party, by which the Company may be bound, or to which the Company, its properties or its assets may be subject.

         4.2 Representations and Warranties of the Sellers.

                  Each of the Sellers, severally, represents and warrants and covenants to the Company that:

                  (A) Conveyance of Shares. Each of the Sellers has, and on the Closing Date will have conveyed to the Company, the full beneficial ownership to the number of Shares set opposite each Seller's name on Schedule A hereto, free and clear, subject to the requirements of Federal and state securities laws, of all liens and encumbrances or rights of any other person whomsoever.

                  (B) Access to Data. Each of the Sellers is (1) an "accredited investor" (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) and (2) a sophisticated investor with knowledge and experience in business matters who (a) has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management, (b) has had the opportunity to review the Company's business affairs and (c) has had the opportunity to obtain additional information as desired in order to evaluate the terms of the sale of the Shares for the Purchase Price (including the receipt of the Yogen Shares). The Purchase Price has been determined by arms-length negotiation between the Company and the Sellers.

                  (C) Authorization. All action on each of the Seller's part necessary for the authorization, execution, delivery and performance of this Agreement by any of the Sellers or the Sellers' Representative, as the case may be, and the performance of each of the Seller's obligations hereunder by any of the Sellers or the Sellers' Representative, as the case may be, have been taken or will be taken prior to the Closing Date. This Agreement, when executed and delivered by the Sellers or the Sellers' Representative, as the case may be, will constitute a valid and legally binding obligation of each of the Sellers, enforceable in accordance with its terms and subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

                  (D) Appointment. The Sellers' Representative has been duly and validly appointed by each of the Individual Sellers.

                  (E) Compliance with Other Instruments. Neither the execution, delivery, nor performance of this Agreement by any of the Sellers or the Sellers' Representative, as the case may be, shall (1) violate any provision of the New York Partnership Law (to the extent applicable to any of the Sellers);
(2) violate any order, judgment, or decree applicable to any of the Sellers or
(3) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any lien, security interest, charge, or encumbrance upon any of the Shares or any other property of any of the Sellers under any of the terms, conditions, or provisions of (a) the partnership agreement or any other organizational document of the non-individual Seller, or
(b) any note, bond, mortgage, indenture, deed of trust, license, or other contract or obligation to which any of the Sellers is a party, by which any of the Sellers may be bound, or to which any of the Sellers, their respective properties or their respective assets may be subject.

                  (F) No Consent. No notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority or any other third party is necessary for the Sellers' or the Sellers' Representative's execution, delivery and performance of this Agreement or any other agreement or document contemplated hereunder or the consummation by any of the Sellers or the Sellers' Representative of the transactions contemplated herein.

                  (G) Valid Existence. The non-individual Seller is a partnership duly organized, validly existing and in good standing under the laws of the State of New York, and has full power and authority to carry on its business and to own or lease all of its properties and assets as and in the places such business is now conducted and such properties are now owned, leased or operated.

                  (H) Investment Intent. Each of the Sellers is acquiring the Yogen Shares, paid as part of the Purchase Price, for his or its own account and not with a view to the distribution thereof within the meaning of the Securities Act, any state securities law, or any regulation of any of the foregoing.

                                    ARTICLE V
                              CONDITIONS TO CLOSING


         5.1 Conditions to Closing of Company.

         The Company's obligations to purchase the Shares at the Closing are, at the option of Company, subject to the fulfillment of the following conditions:

                  (A) Representations and Warranties Correct. The representations and warranties made by each Seller, in Article IV hereof, shall have been true and correct when made and shall be true and correct as of the Closing Date.

                  (B) Conditions. All agreements and conditions contained in this Agreement to be performed by the Sellers on or prior to the Closing Date shall have been performed or complied with in all material respects.

         5.2 Conditions to Closing of Seller.

         The Sellers' obligations to sell and deliver the Shares on the Closing Date are, at the option of the Sellers, subject to the fulfillment as of the Closing Date of the following conditions:

                  (A) Representations. The representations and warranties made by the Company in Article IV hereof shall have been true and correct when made, and shall be true and correct on the Closing Date.

                  (B) Covenants. All agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.



                                   ARTICLE VI
                                  MISCELLANEOUS


         6.1      Governing Law.

         This Agreement shall be governed in all respects by the laws of the State of New York, without regard to principles of conflicts of laws.

         6.2      Survival.

         All representations, warranties shall survive the Closing Date. Any representation or warranty as to which a claim with respect to which specific notice has been given is unresolved at the time of the expiration of the applicable period shall survive such expiration until resolved.

         6.3      Successors and Assigns.

         Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

         6.4      Entire Agreement; Amendment.

         This Agreement and any other documents delivered pursuant hereto, constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver or discharge or termination is sought.

         6.5      Notices.

         All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger addressed (a) if to a Seller, at the Seller's address set forth on Schedule A, annexed hereto, or at such other address as such Seller shall have furnished to the Company in writing or (b) if to the Company, to Andal Corp., 909 Third Avenue, New York, New York 10022, and addressed to the attention of Alan N. Cohen and Andrew J. Frankel with a copy to Roy M. Korins, Esq., Esanu

Katsky Korins & Siger, LLP, 605 Third Avenue, New York, New York 10158, or to such other address or addresses as a party may have been furnished by notice to the other party. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered personally, or, if sent by mail, at the earlier of its receipt or five (5) days after the same has been deposited in a of the United States mail, addressed and mailed as aforesaid.



         6.6 Counterparts.



         This Agreement may be executed in counterparts, each of which shall be enforceable against the party actually executing such counterparts, and all of which together shall constitute one instrument.

         6.7 Severability.

         In the event that any provisions of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provisions provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

         6.8 Titles and Subtitles.

         The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

         6.9 Further Assurances.

         At any time and from time to time and after the Closing Date, each of the Sellers will, at the request of the Company and without further consideration, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and other documents and perform or cause to be performed such acts and provide such information, as may reasonable be required by the Company to evidence or effectuate the sale, conveyance, transfer, assignment and delivery to the Company of the Shares or for the performances by and of the Sellers or the Company of any of their respective obligations under this Agreement.

         6.10 Indemnification by Sellers.

         (A) Each of the Sellers, severally, shall indemnify the Company and all of its officers, directors, affiliates, employees and agents (the "Indemnified Parties") against and agree to hold the Indemnified Parties harmless from any and all claims, damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses) (collectively, "Damages") incurred or suffered by the any of the Indemnified Parties on or after the Closing Date arising out of any misrepresentation, inaccuracy or breach of any representation, warranty, covenant or promise by any such Seller contained in this Agreement (or in any certificate, document, list or schedule delivered to the Company by such Seller hereunder).

         (B) If any Indemnified Party shall claim indemnification hereunder for any claim other than a third party claim, the Indemnified Party shall promptly give written notice to the other party from whom indemnification is sought (the "Indemnifying Party") of the nature and amount of the claim. If an Indemnified Party shall claim indemnification hereunder arising from any claim or demand of a third party, the Indemnified Party shall promptly give written notice (a "Third-Party Notice") to the Indemnifying Party of the basis for such claim or demand, setting forth the nature of the claim or demand in detail. The Indemnifying Party shall have the right to compromise or, if appropriate, defend at its own cost and through counsel of its own choosing, reasonably acceptable to the Indemnified Party, any claim or demand set forth in a Third-Party Notice giving rise to such claim for indemnification. In the event the Indemnifying Party undertakes to compromise or defend any such claim or demand, it shall promptly (and in any event, no later than fifteen (15) days after receipt of the Third-Party Notice) notify the Indemnified Party in writing of its intention to do so and shall give the Indemnifying Party such security in that regard as the Indemnified Party reasonably may request. The Indemnified Party shall fully cooperate with reasonable requests of the Indemnifying Party and its counsel in the defense or compromise of such claim or demand. After the assumption of the defense by the Indemnifying Party, the Indemnified Party shall not be liable for any legal or other expenses subsequently incurred by the Indemnifying Party, in connection with such defense. The Indemnified Party will have the right to employ its own counsel in any such action, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless (1) the employment of counsel by the Indemnified Party has been authorized in writing by the Indemnifying Party, (2) the Indemnified Party has reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party (in which case the Indemnifying Party will not have the right to direct the defense of such action on behalf of the Indemnified Party) or (3) the Indemnifying Party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving the Third-Party Notice, in each of which cases the reasonable fees and expenses of counsel will be at the expense of the Indemnifying Party, and the Indemnifying Party shall reimburse or pay such fees and expenses as they are incurred. No settlement of a third party claim or demand defended by the Indemnifying Party shall be made without the written consent of the Indemnified Party, such consent not to be unreasonably withheld. The Indemnifying Party shall not, except with written consent of the Indemnified Party, consent to the entry of a judgment or settlement which does not include as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnified Party of an unconditional release from all liability in respect of such third party claim or demand.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.



                                           ANDAL CORP.


                                           /s/ ANDAL CORP.
                                           ---------------
                                           Name:
                                           Title:



                                           /s/ Glenn F. Woo
                                           ----------------
                                           GLENN F. WOO


                                           SPEAR, LEEDS & KELLOGG,
                                             by: SLK LLC, the general partner
                                                 by: SLK Management, Inc., the
                                                     managing member




                                           /s/Carl H. Hewitt
                                           -----------------
                                           Name: Carl H. Hewitt
                                           Title:   Vice President


                                           /s/ Jonathan Blaustein
                                           ----------------------
                                           JONATHAN BLAUSTEIN

                                   ANDAL CORP
                                   Schedule A




Name and Address of Seller      Federal               Certificate            Number of           Cash at $33        Shares of
                                ID/Social             Number                 Shares              Per Share          Fruz Yogen
                                Security                                                                            World-Wide,
                                Number                                                                              Inc.
--------------------------------------------------------------------------------------------------------------------------------
Glenn F. Woo                    ###-##-####           A-710                  15,819              $  522,027          7,521
3 Hamden Road
Flemington, New Jersey 08822

Spear Leeds & Kellogg           13-5515160            A-705                  20,244              $  668,052          9,624
120 Broadway
New York, New York 10271

Jonathan Blaustein              ###-##-####           A-708                   4,425              $  146,025          2,104
544 Asbury Street
New Milford, New Jersey 07646

Total for Shares Received                                                    40,488              $1,336,104         19,249
                                                                             ======              ==========         ======